
May 29, 2013

Via E-mail
Gregory B. Willis
Senior Vice President and Chief Financial Officer
Air Lease Corporation
2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067

> **Re: Air Lease Corporation**
> **Registration Statement on Form S-4**
> **Filed May 20, 2013**
> **File No. 333-188716**

Dear Mr. Johnson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Prospectus Cover Page

1.   We note that you have elected to commence the exchange offer early, pursuant to Rule 162 under the Securities Act. Although a preliminary prospectus used to commence an exchange offer early must include the legend required by Item 501(b)(10) of Regulation S-K, the language in the legend must be appropriately tailored and thus may not state that the prospectus is not complete. For an example of language that may be used in the "red herring" legend in an early commencement exchange offer, please see Question 2 in Part I.E. of the Third Supplement (July 2001) to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which is available on our website at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

2.   Since the holders of old notes which are accepted for exchange, may receive a cash

payment equal to the Accrued Interest Adjustment Amount, please disclose the maximum amount of cash which may be offered for these securities. In addition, in an appropriate section of the filing please disclose how you will finance such payment, including the payment of the Cash Rounding Amount discussed on page 6.

3.   Here or in an appropriate section of the filing, briefly explain what BXRAT "equals 1.053241" means.

Forward-Looking Statements, page iii

4.   Please remove your references to Section 27A of the Securities Act and Section 21E of the Exchange Act. These provisions do not apply to tender offers. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

The Exchange Offer, page 5

5.   Please include a separate section to explain any material differences in the rights of the note holders as a result of the exchange. See Item 4(a)(4) of Form S-4.

Amended Note Purchase Agreement, page 6

6.   Please refer to the last paragraph of your disclosure under "Purpose of the exchange offer" on page 29. Briefly disclose here that the old noted will accrue additional interest at a rate of 0.50% per annum if the exchange offer is not completed by the Target Registration Date. Please revise your page 29 disclosure to clarify whether the rate of the additional interest will continue to accrue until maturity of the old notes in the event that the exchange offer is not consummated.

The New Notes, page 9

Special Interest, page 9

7.   To the extent known, please disclose how long you expect the Non-Rating Period to last.

The Exchange Offer, page 29

Purpose of the exchange offer, page 29

8.   We note that the Note Purchase Agreement dated January 20, 2012, as well as the April 29, 2013 amendment were not incorporated by reference or filed as exhibits to the registration statement. Please file these documents as exhibits with your next amendment or otherwise tell us why you are not required to do so.

Expiration date; extensions and amendments; termination, page 31

9.   In the second paragraph on page 32, briefly disclose the consequences of default if you
      fail to conform to your obligations under the exchange offer covenant, or otherwise cross
      reference the section of the filing where you make such disclosure.

10.   Please advise us as to how oral notice of any termination or amendment is reasonably
      calculated to reach registered holders of the outstanding notes or otherwise satisfies the
      requirements of Rule 14e-1(d).

11.   Please revise your disclosure to indicate that, in the event of a material change in the
      offer, including the waiver of a material condition, you will extend the offer period if
      necessary so that at least five business days remain in the offer following notice of the
      material change.

12.   In the penultimate paragraph on page 32, we note that you reserve the right to delay
      acceptance for exchange of any old notes tendered pursuant to the exchange offer. Please
      clarify in what circumstances you will delay acceptance and confirm that any such delay
      will be consistent with Rule 14e-1(c). For example, if you are referring to the right to
      delay acceptance only due to an extension of the exchange offer, please make this clear.

Conditions to the exchange offer, page 36

13.   Please refer to the last paragraph on page 37 relating to your failure to exercise any of the
      rights described in this section. This language implies that once a condition is triggered,
      you must decide whether or not to assert it. Please note that when a condition is triggered
      and you decide to proceed with the offer anyway, the staff believes that this constitutes a
      waiver of the triggered condition. Depending on the materiality of the waived condition
      and the number of days remaining in the offer, you may be required to extend the offer
      and recirculate new disclosure to security holders. You may not, as this language
      suggests, simply fail to assert a triggered condition and effectively waive it without
      officially doing so. Please confirm your understanding supplementally, or revise your
      disclosure.

Fees and expenses, page 38

14.   Please disclose the amount of fees payable to Jefferies LLC.

The Description of Notes, page 41

15.   You disclose that the new notes will be issued under the March 16, 2012 indenture. We
      note, however, that you have filed as Exhibit 4.2 the Form of Supplemental Indenture
      relating to the new notes. Please describe here the material terms of the supplemental
      indenture and tell us whether you expect to file this document in final form prior to

effectiveness of the registration statement.

Exhibit 5.1 – Opinion of Munger, Tolles & Olson LLP

16.   It appears that the assumptions in paragraphs (c) and (d) represent facts readily ascertainable by counsel. In this regard, we note that the Exchange Securities will be issued under the Original Indenture and that the supplemental indenture will be executed prior to the registration statement being declared effective. Please advise or have counsel revise its opinion accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Katherine H. Ku, Esq. (*via e-mail*)
       Munger, Tolles & Olson LLP